Filed by: QIAGEN N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Company: Digene Corporation

Exchange Act File No. 000-28194

June 3, 2007

Dear Employees of QIAGEN:

I am pleased to share exciting news with you. Earlier today, we announced an agreement to acquire Digene. This transaction represents a major milestone for QIAGEN. By combining QIAGEN’s broad portfolio of sample and assay technologies with Digene’s leadership in Human Papillomavirus (HPV) testing, we are creating for QIAGEN market- and technology-leadership in sample and assay technologies in molecular diagnostics.

This transaction is a logical next step for QIAGEN. It is highly consistent with our strategy to expand our leadership in sample and assay technologies. Our mission statement says: Our commitment to the markets we serve drives our innovation and leadership in areas where solutions such as sample collection, stabilization, separation, purification, storage, handling and processing are required. Our focus is on the target markets for our sample and assay technologies in research, pharma, applied testing and molecular diagnostics. We are now an undisputed leader in markets we serve – with tremendous growth opportunities. We can expand our focused technology capabilities across markets we serve: from academic laboratories, to pharma customers in clinical research and development, to the applied testing markets and into human molecular diagnostics. For example, we were there when HPV was explored in research, we were there when Merck developed the vaccine, GARDASIL®, that targets 4 of the 13 most high-risk sub-types of HPV, and now we are taking the lead role in molecular diagnostic testing for the virus.

Digene is a leader in developing, manufacturing and marketing proprietary DNA and RNA tests, with a focus on women's health. Its primary product is the only test that is both FDA-approved and CE-marked for HPV. You are part of a great company, where our sample and assay technologies will actually contribute to saving lives – over 230 thousand women die every year from cervical cancer, caused by the HPV virus – and to an overwhelming extent avoidable, if QIAGEN’s molecular diagnostic products are used to detect infections early. Our sample and assay technologies will help eradicate a disease from which one woman dies every two minutes. As our mission statement says: We make improvements in life possible.

We have had a successful partnership with Digene for more than a decade. We have collaborated on various projects, such as their current Rapid Capture® System, which we co-developed and manufacture at QIAGEN Instruments. By expanding this existing and productive working relationship through this transaction, the companies anticipate future growth opportunities and have already begun to develop new products.

This transaction is all about growth and we are energized by the opportunities it creates. Among the many benefits this combination affords, together with Digene:

•

We become a Leading Player in Sample and Assay Technologies in the Molecular Diagnostics Market. As a combined entity, we will have a leading MDx franchise, a preeminent portfolio of sample and assay technologies, and our assay portfolio not only is the broadest, but also includes the only test that is both FDA-approved and CE-marked for HPV.

•

Our New Leadership in HPV Provides a Foundation for Advances for Next Generation Opportunities for our Sample and Assay Technologies: A combined QIAGEN-Digene will be able to accelerate growth of Digene’s current platform and expand the development of related technologies for HPV testing globally. In addition, the HPV franchise links our leadership in virology into the fast growing segments of women’s health as well as oncology.

•

Maintain Our Financial Strength. The transaction was conservatively financed and this will enable us to continue our internal growth initiatives and capitalize on our market- and technology-leadership in the dynamic and growing molecular diagnostics market.

Given the complementary nature of our businesses, we expect to realize the benefits of this transaction quickly and efficiently following the transaction’s close. This will be a catalyst for growth, and as such, we do not anticipate significant changes in the combined company’s workforce. In fact, over the long-term, we believe that our combination will result in greater career opportunities for employees of both companies as we move forward and grow together.

We expect the transaction will close in the August/September time period. Until then, we are required to remain separate companies, and employees should continue to focus on providing our customers and their patients with the high-quality products they have come to expect from us.

We truly appreciate your hard work and dedication and look forward to talking with you more about this great opportunity for our company. To keep you well-informed, we have created an information platform located on our QIAGEN intranet which is accessible at www.intranet/digene and www.qiagen.com/hpv. In addition, I will be hosting a webcast at 11 a.m. Eastern Daylight Time / 5:00 p.m. Central European Time on Monday, June 4, which you can access under

Webcast access please click here

We have also established a toll-free hotline number as well as an email address dedicated to merger inquiries if you have additional questions about this announcement. The number for both in the U.S. and international is 240-686-7362 (Ext. 67362) and the email address is merger@qiagen.com. Please understand that at this time there is little we can discuss beyond the information we are providing you with today. We will do our best to address your questions in a timely and informative manner.

This announcement may lead to increased media and investor attention, it is particularly important for us to speak with one voice.

If you are contacted by the media, do not comment and refer calls to Dr. Thomas Theuringer at 011-49-2103-29-11826.

If you are contacted by investors, do not comment and refer calls to Dr. Solveigh Mähler at 011-49-2103-29-11710.

In closing, I want to thank you for your unwavering commitment to QIAGEN. You have built the greatest company in our industry. As always, we are leaders and strive for excellence. The good work we do every day to enhance the quality of life for millions of people around the world. I’m confident that together with Digene we will be able to set new standards and achieve new heights to the benefit of QIAGEN and you – the employees around the world at QIAGEN who are making this possible.

Sincerely,

/s/ Peer M. Schatz
Peer M. Schatz
Chief Executive Officer

Forward-Looking Statements

This communication contains certain forward-looking statements. These forward-looking statements, which may include, but are not limited to, statements concerning the financial condition, results of operations and businesses of QIAGEN and Digene and the benefits expected to result from the contemplated transaction, are based on management's current expectations and estimates and involve risks and uncertainties that could cause actual results or outcomes to differ materially from those contemplated by the forward-looking statements.

Factors that could cause or contribute to such differences may include, but are not limited to, the risk that the conditions relating to the required minimum tender of Digene shares or regulatory clearance might not be satisfied in a timely manner or at all, risks relating to the integration of the technologies and businesses of QIAGEN and Digene, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, conditions of the economy and other factors described in the most recent reports on Form 20-F, Form 6-K and other periodic reports filed with or furnished to the Securities and Exchange Commission by QIAGEN and the most recent reports on Form 10-K, Form 10-Q, Form 8-K and other periodic reports filed by Digene with the Securities and Exchange Commission.

Additional Information

QIAGEN is filing today a Current Report on Form 6-K that will include as exhibits the Agreement and Plan of Merger among QIAGEN, QIAGEN North American Holdings, Inc., QIAGEN’s merger subsidiary and Digene Corporation. QIAGEN intends to file a Registration Statement on Form F-4 and a Schedule TO, and Digene plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the Securities and Exchange Commission in connection with the transaction. QIAGEN and Digene expect to mail a Prospectus, which is part of the Registration Statement on Form F-4, the Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, including a letter of election and transmittal, to shareholders of Digene upon commencement of the exchange offer. These documents contain important information about the transaction and should be read before any decision is made with respect to the exchange offer. Investors and stockholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from QIAGEN, by directing a request to QIAGEN at Spoorstraat 50m Venlo, 5911 KJ, Netherlands, or from Digene, by directing a request to Digene at 1201 Clopper Road, Gaithersburg, MD, 20878.

In addition to the Registration Statement on Form F-4, Schedule TO, Prospectus, Solicitation/Recommendation Statement on Schedule 14D-9 and related exchange offer materials, both QIAGEN and Digene file or furnish annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed or furnished by QIAGEN or Digene at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. QIAGEN’s and Digene’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at their web sites at www.qiagen.com or www.digene.com.